SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Sedgwick Group plc
                                (Name of Issuer)

                      Ordinary Shares of 10 pence each and
               American Depositary Shares, each representing five
                        Ordinary Shares and evidenced by
                          American Depositary Receipts
                         (Title of Class of Securities)
                           815673108 (Ordinary Shares)
                      315673207 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                              GREGORY F.  VAN GUNDY
                         MARSH & MCLENNAN COMPANIES, INC.
                           1166 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10036-2774
                                  (212) 345-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                               DAVID J. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK  10022
                                 (212) 735-3000

                                 August 24, 1998
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
 Rule 13d-1(b) (3) or (4), check the following:                         (  )


                                SCHEDULE 13D

 CUSIP No.      815673108 (Ordinary Shares)
                315673207 (American Depository Shares)
-----------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Marsh & McLennan Companies, Inc.  (I.R.S. Identifications No. 36-
      2668272)
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                 N/A         (a)     (  )   (b)     (  )
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 (3)  SEC USE ONLY

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 (4)  SOURCE OF FUNDS
      BK
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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
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 (6)  CITIZENSHIP OR PLACE OR ORGANIZATION
      State of Delaware
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           NUMBER OF           (7)  SOLE VOTING POWER
            SHARES                  See Item 5
         BENEFICIALLY       -------------------------------------------------
           OWNED BY            (8)  SHARED VOTING POWER
            EACH                    See Item 5
          REPORTING         -------------------------------------------------
           PERSON              (9)  SOLE DISPOSITIVE POWER
            WITH                    See Item 5
                            -------------------------------------------------
                               (10) SHARED DISPOSITIVE POWER
                                    See Item 5
-----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 5
-----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                        (   )
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 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      50.6%
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 (14) TYPE OF REPORTING PERSON
      CO
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 Item 1.   Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc, a public limited company incorporated and registered in England and Wales ("Sedgwick") and American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts (collectively, the "Shares"). Sedgwick's principal executive offices are located at Sackville House, 143-149 Fenchurch Street, London EC3M 6BN England.

 Item 2.   Identity and Background.

      This statement is being filed by Marsh & McLennan Companies, Inc., a corporation organized under the laws of Delaware ("MMC").

      MMC has its principal place of business located at 1166 Avenue of the Americas, New York, New York 10036-2774. MMC is one of the world's leading providers of professional services, including risk and insurance services, investment management and consulting.

      Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer, director and controlling person of MMC the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on
 Schedule I, unless otherwise indicated, is a United States citizen.

      None of MMC, nor to the knowledge of MMC, any executive officer, director or controlling person of MMC (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration.

      The funds to be used by MMC in making its acquisition of the Shares described herein will be obtained under the Credit Agreement, dated as of August 24, 1998, among MMC, the Lenders Party Thereto and Morgan Guaranty Trust Company of New York (the "Agreement"), a copy of which is attached hereto as Exhibit 7.1. Under the Agreement, MMC may borrow up to $2,250,000,000 in connection with the Offers (as defined below).

 Item 4.   Purpose of Transaction.

      The purpose of MMC's entering into the agreements described herein relating to the Shares was to facilitate MMC's offer to purchase all outstanding Sedgwick Shares and Sedgwick ADSs. On August 24, 1998, a proposal for an offer for all outstanding Shares of Sedgwick at a price of 225 pence per Sedgwick Share and pound sterling11.25 per Sedgwick ADS (the "Ordinary Offer") was presented to, and approved by, the respective Boards of Directors of MMC and Sedgwick. Following such approvals, on the morning of August 25, 1998, MMC and Sedgwick jointly announced the terms of the recommended Ordinary Offer. Simultaneously with the Ordinary Offer, MMC also intends to offer to purchase the outstanding 7.25% Convertible Bonds 2008 of Sedgwick (the "Convertible Offer," together with the Ordinary Offer, the "Offers").

      Irrevocable undertakings to accept, or procure the acceptance of, the Ordinary Offer have been received by MMC from directors of Sedgwick in respect of securities representing 2,054,394 Sedgwick Shares, and from:

      o Phillips & Drew Fund Management Limited in respect of 122,955,977 Sedgwick Shares,

      o Schroder Investment Management (UK) Limited in respect of 76,732,862 Sedgwick Shares; and

      o Silchester International Investors Limited in respect of 24,000,000 Sedgwick Shares.

 Accordingly, MMC has received irrevocable undertakings from certain directors and shareholders of Sedgwick to accept the Ordinary Offer in respect of securities representing a total of 225,743,233 Sedgwick Shares, and representing in aggregate approximately 40.7% of Sedgwick's issued share capital, as described in the Form of Irrevocable Undertaking which is attached hereto as Exhibit 7.2(a) and (b) and incorporated by reference herein.

      Between August 27, 1998 and August 28, 1998, J.P. Morgan Securities Limited and Cazenove & Co., on behalf of MMC, agreed to acquire, conditional on, amongst other things, all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated by no later than September 27, 1998, a total of 54,862,345 Sedgwick Shares at a price of 225 pence per share, as described in the Form of Conditional Share Purchase Agreement which is attached hereto as Exhibit 7.2(c) and incorporated by reference herein. These shares, which represent approximately 9.9% of the issued share capital of Sedgwick, were conditionally acquired from major institutional shareholders in Sedgwick.

      The purchase of Shares pursuant to the Ordinary Offer will reduce the number of holders of and the number of the Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. In addition, it is intended that Sedgwick Shares will cease to be listed on the London Stock Exchange and Sedgwick ADSs will cease to be listed on the New York Stock Exchange. Sedgwick ADSs are currently registered under the Securities and Exchange Act of 1934. Registration of such Sedgwick ADSs may be terminated upon application of Sedgwick to the SEC if Sedgwick ADSs are neither listed on a national securities exchange nor held by 300 or more beneficial owners in the US.

 Item 5.   Interest in Securities of the Issuer.

      (a)-(b) As described in Item 4 above, MMC has received irrevocable undertakings to accept the Ordinary Offer in respect of securities representing a total of 225,743,233 Sedgwick Shares, and representing in aggregate approximately 40.7% of Sedgwick's issued share capital. In addition, certain parties, on behalf of MMC, agreed to acquire, subject to certain conditions, a total of 54,862,345 Sedgwick Shares at a price of 225 pence per Sedgwick Share. These Sedgwick Shares represent approximately 9.9% of the issued share capital of Sedgwick.

      To the knowledge of MMC, none of its officers and directors beneficially own any Shares, except for Shares which may be held in discretionary accounts and over which such officers and directors do not have investment power.

      (c) The following transactions for value in Sedgwick Shares have been carried out by the following parties on behalf of MMC during the disclosure period:


                                                                                Number of
 Name                                Transaction       Date     Price      Sedgwick Shares

 J.P. Morgan Securities Limited  . . Purchase       07/10/98   140 pence        14,323

 J.P. Morgan Securities Limited  . . Sale           07/10/98   140 pence        14,323

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/25/98   225 pence       700,000

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/25/98   225 pence     8,718,000

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/25/98   225 pence       348,000

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/25/98   225 pence     7,500,000

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/25/98   225 pence     2,274,275

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/27/98   225 pence     6,006,985

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/27/98   225 pence     7,500,000

 J.P. Morgan Securities Limited  . . Conditional
                                     purchase       08/28/98   225 pence     6,000,000

 Cazenove & Co.  . . . . . . . . . . Conditional
                                     purchase       08/27/98   225 pence     6,795,698

 Cazenove & Co.  . . . . . . . . . . Conditional
                                     purchase       08/27/98   225 pence     6,000,000

 Cazenove & Co.  . . . . . . . . . . Conditional
                                     purchase       08/28/98   225 pence       219,387

 Cazenove & Co.  . . . . . . . . . . Conditional
                                     purchase       08/28/98   225 pence       800,000

 Cazenove & Co.  . . . . . . . . . . Conditional
                                     purchase       08/28/98   225 pence     2,000,000


      The conditional purchases shown above were made on behalf of MMC on the terms described in the Form of Conditional Share Purchase Agreement which is attached hereto as Exhibit 7.2(c) and incorporated by reference herein.

           (d)  Not applicable.

           (e)  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described above and in Items 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among MMC, Sedgwick and any executive officer, director or controlling person of MMC, with respect to any Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits.

      7.1 Credit Agreement, dated as of August 24, 1998, among Marsh & McLennan Companies, Inc., the Lenders Party Thereto, and Morgan Guaranty Trust Company of New York, as Administrative Agent.

      7.2 (a) Form of Irrevocable Undertaking executed by certain shareholders of Sedgwick Group plc.

           (b) Form of Irrevocable Undertaking executed by certain directors of Sedgwick Group plc.

           (c) Form of Conditional Share Purchase Agreement between Marsh & McLennan Companies, Inc. and certain shareholders of Sedgwick Group plc.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:       September 3, 1998


                          MARSH & McLENNAN COMPANIES, INC.


                          /s/ Gregory F. Van Gundy
                          ---------------------------------------------
                          Name:     Gregory F. Van Gundy
                          Title:    General Counsel and Secretary




                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                         MARSH & McLENNAN COMPANIES, INC.


 Unless otherwise indicated, the business address of directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.

 Name and Business Address             Principal Occupation or Employment
 -------------------------             ----------------------------------

 Norman Barham*                        Vice Chairman of
                                       J&H Marsh & McLennan, Inc.,
                                       a subsidiary of Marsh & McLennan
                                       Companies, Inc.

 Lewis W. Bernard*                     Chairman of Classroom, Inc.
 c/o Morgan Stanley Group, Inc.
 1221 Ave. of the Americas
 New York, NY  10020

 Richard H. Blum*                      Vice Chairman of
                                       J&H Marsh & McLennan, Inc.,
                                       a subsidiary of Marsh & McLennan
                                       Companies, Inc.

 Francis N. Bonsignore                 Senior Vice President - Human
                                       Resources & Administration of
                                       Marsh & McLennan Companies, Inc.

 Frank J. Borelli*                     Senior Vice President and Chief
                                       Financial Officer of
                                       Marsh & McLennan Companies, Inc.

 Peter Coster*                         President of Mercer Consulting
 Citizen of the United Kingdom         Group, Inc., a subsidiary of
                                       Marsh & McLennan Companies, Inc.

 Robert F. Erburu*                     Retired Chairman of the Board of
 c/o Times Mirror Company              The Times Mirror Company
 220 West First Street
 Los Angeles, CA  90012

 Jeffrey W. Greenberg*                 Chairman and Chief Executive Officer
 Marsh & McLennan                      of Marsh & McLennan Risk Capital
     Risk Capital Corp.                Corp., a subsidiary of Marsh &
 20 Horseneck Lane                     McLennan Companies, Inc.
 Greenwich, CT  06830

 Ray J. Groves*                        Chairman of Legg Mason Merchant
 Ernst & Young                         Banking, Inc.
 787 Seventh Avenue
 New York, NY  10019

 The Rt. Hon. Lord Lang of Monkton*    Former member of British Parliament
 Citizen of the United Kingdom
 Kersland
 Monkton
 Ayshire KA9 2QU
 United Kingdom

 Lawrence J. Lasser*                   President and Chief Executive Officer
 Putnam Investments, Inc.              of Putnam Investments, Inc., a
 One Post Office Square                subsidiary of Marsh & McLennan
 Boston, MA  02109                     Companies, Inc.

 David A. Olsen*                       Former Vice Chairman of the Board of
                                       Marsh & McLennan Companies, Inc.

 John D. Ong*                          Retired Chairman of BFGoodrich Company
 400 Embassy Parkway
 Akron, OH  44333

 George Putnam*                        Chairman of the Board of Trustees and
 The Putnam Funds                      President of the various mutual
 One Post Office Square                funds managed by Putnam Investment
 Boston, MA  02109                     Management, Inc.; Chairman of
                                       Putnam Investment Management, Inc.,
                                       a subsidiary of Marsh & McLennan
                                       Companies, Inc.

 Adele Smith Simmons*                  President of the John D. and
 MacArthur Foundation                  Catherine T. MacArthur Foundation
 140 South Dearborn Street             in Chicago, Illinois.
 Chicago, IL  60603

 John T. Sinnott*                      Vice Chairman and Chief Executive
                                       Officer of J&H Marsh & McLennan,
                                       Inc., a subsidiary of Marsh &
                                       McLennan Companies, Inc.

 A.J.C. Smith*                         Chairman of the Board and Chief
                                       Executive Officer of Marsh &
                                       McLennan Companies, Inc.

 Frank J. Tasco*                       Retired Chairman and Chief Executive
                                       Officer of Marsh & McLennan
                                       Companies, Inc.

 Gregory F. Van Gundy                  General Counsel & Secretary of Marsh
                                       & McLennan Companies, Inc.